Exhibit 5.1

[Dorsey & Whitney LLP Letterhead]

May 26, 2011

Christopher & Banks Corporation
2400 Xenium Lane North
Plymouth, Minnesota 55441

Re:    Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel to Christopher & Banks Corporation, a Delaware corporation (the “Company”), in connection with a Registration Statement on Form S-8 (the “Registration Statement”) relating to the registration of the offer and sale by the Company of up to 1,350,000 shares of common stock, $.01 par value per share, of the Company (the “Shares”) issuable upon the exercise of options granted to Larry C. Barenbaum pursuant to a Stock Option Agreement, effective as of January 29, 2011, between the Company and Larry C. Barenbaum (the “Stock Option Agreement”).

We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of the opinions set forth below.  We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies.  We have also assumed the legal capacity for all purposes relevant hereto of all natural persons.  As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance, delivery and payment therefor in accordance with the terms of the Stock Option Agreement, will be validly issued, fully paid and nonassessable.

Our opinions expressed above are limited to the Delaware General Corporation Law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Dorsey & Whitney LLP

ALS